Filed by UPM-Kymmene Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Company:  Champion International Corporation
                                                 Commission File No.:  001-03053


                   UPM-KYMMENE GROUP / CHAMPION INTERNATIONAL
                              TELECONFERENCE SCRIPT
         THURSDAY 17, 2000 - 3:30PM TO 4:30PM FT (8:30AM TO 9:30AM NYT)

OLAVI KAUPPILA, VP, INVESTOR RELATIONS, UPM-KYMMENE

Thank you, Operator.. Before we begin this call we would like to remind everyone that the teleconference contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. For further details, please see the companies' 10K, 10Q and other filings with the SEC. With that out of the way, let me introduce to you Mr. Juha Niemela, president and chief executive officer of UPM-Kymmene. Juha...

JUHA NIEMELA:

Thank you, Olavi. Welcome to our conference call. We appreciate your being with us today. With me in Helsinki is Richard Olson, chairman and chief executive officer of Champion International, Jan-Henrik Kulp, Senior Vice President and Chief Financial Officer and Mike Corey, Senior Vice President and Kari Toikka, Senior VP, Investor Relations.

Today we announced that our two companies have entered into a definitive merger agreement that would create a premier global paper and forest products company. Since we have on the telephone members from both the European and the American financial communities, some of whom may know one company but not the other, let me tell you something about why this is such a powerful combination.

First of all, UPM-Kymmene is one of Europe's largest forest product and paper companies. We manufacture printing papers, including magazine paper, newsprint, and fine paper, as well as converting materials and wood products. UPM-Kymmene has a strong market position in the North America in magazine papers and is fully integrated in pulp and almost self sufficient in energy. Champion International has leadership positions in North America and Brazil. Its major businesses include coated and uncoated papers; paper distribution; northern softwood and hardwood pulps; timberlands; and wood products.

The combined company will be called Champion International and its logo will be UPM-Kymmene's Griffin. The headquarters will be in Helsinki.

Together, we will have total revenues of euros between 13 and 14 billion and will have around 49,000 employees. Total papermaking capacity is approximately
12.1 million metric tons per year. UPM-Kymmene and Champion, together, will have a global well-balanced complimentary business portfolio and mass to compete in global business. Production plants in 17 countries and extensive sales and distribution facilities on five continents serve better both local and global customers. We expect this geographic diversification to fortify our strong position in the magazine and fine papers businesses and to moderate the traditional cyclicality in our earnings base. In addition, the combined company will have the responsibility for the sustainable management of over 6.4 million hectares (15.8 million acres) of forestlands worldwide. All these factors together make the new company poised for continued growth.

We are committed to providing a superior return. It will come from accretion and UPM-Kymmene's higher dividends to our shareholders. Our two world-class organizations will create an outstanding platform to do just that. Our complementary product lines will provide enhanced profit opportunities through, among other things, access to both short and long fiber, improved pulp balance and low cost pulp supply.

In addition, we expect to realize substantial operational and marketing benefits. Our combined company will be committed to continuous improvement in all its operations in order to maximize efficiency and long-term profitability.

Under the terms of our merger agreement, UPM-Kymmene will exchange 1.99 ordinary shares for each share of Champion common stock. The transaction values Champion's total equity at approximately EUR 6.6 billion, or $6.5 billion, based on UPM-Kymmene's February 16 closing price of EUR 33.80 ($33.33). The exchange ratio of 1.99 represents a premium to Champion shareholders of approximately 30% over the average ratio of the two stocks during the past month. The transaction will be accounted for as a pooling of interests and is expected to be accretive to both companies' earnings per share in the first full year after closing.

We anticipate that we will achieve approximately EUR 330, or $325 million, in annual synergies by 2002 from a combination of process optimization resulting in lower operating costs; reductions in logistical and purchasing costs; implementation of world-class marketing practices; and internal pulp utilization; and sales and administrative cost reductions.

The combined company will have a total market value of approximately EUR 20.5 billion ($20.2 billion) [EUR 15.5 billion ($15.3 billion) in equity; EUR 5.0 billion ($4.9 billion) in debt] giving us all the necessary financial strength to pursue a whole range of growth opportunities in our industry. The Board of Directors and Executive Management will be committed to the highest international standards of excellence in business practises, environmental issues and treatment of people.

I will serve as chief executive officer of our company and Richard Olson, will be senior executive vice president. The other member of our management team are outlined in our press release. Six directors from Champion will be invited to join UPM-Kymmene's Board, including Mr. Olson and Mr. Nichols, Champion's vice chairman and executive officer, and four independent directors.

Now, I'd like to turn the call over to Richard Olson so that he can share his thoughts on today's announcement.

RICHARD OLSON:

Thank you, Juha.

We at Champion share Juha's excitement about this combination. This merger is simply the perfect fit for our Company. We immediately achieve a scale and the market presence to succeed in a global economy. Our shareholders will receive a premium for their shares and the opportunity to own stock in a premier global company with substantial growth potential. Together, we intend to be the supplier of choice for our customers by providing the quality of products and services they value. We expect to set the standard for excellence in this industry.

Our employees will benefit from being part of an organization with leadership positions around the globe. The combined talents of UPM-Kymmene and Champion employees will make us not just bigger, but better. Both companies share a history of commitment to employees, the communities in which we operate, to sustainable forest management and to the environment.

The merger is  conditioned  upon,  among  other  things,  the  approvals  of the shareholders of both companies, and regulatory approvals in various jurisdictions. The companies anticipate that the merger can be completed during the first half of this year.

In summary, this merger puts us in the top tier of global paper and forest products companies and positions us for profitable growth in a [consolidating?] industry.

JUHA NIEMELA:

Thanks,Dick. Now, Operator, we would be pleased to take some questions.

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those
expressed  in  the   forward-looking   statements.   Many  of  these  risks  and
uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the presentation of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the presentation of these materials.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UMP-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-0010 Helsinki, Finland, and/or Champion
International by contacting Chamption International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

                                  [Q&A SESSION]